
03025463


SEC MAIL PROCESSING
RECEIVED
JUN 2 8 2003
WASH, D.C. 181 SECTION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **December 31, 2002**

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from.............to.....................

Commission file number **1-13948**

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Schweitzer-Mauduit International, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246

1. **Financial Statements and Schedules**

The financial statements and supplemental schedule for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2. **Schweitzer-Mauduit International, Inc. Retirement Savings Plan**

The Independent Auditors' Report with respect to the financial statements and supplemental schedule of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan is set forth in such financial statements and supplemental schedule filed as Exhibit 99.1 hereto and incorporated by reference herein.

3. **Exhibits**

10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).
23	Consent of Deloitte & Touche LLP, Independent Auditors.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*.
99.3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*.

* These Section 906 certifications are not being incorporated by reference into the Form 11-K filing or otherwise deemed to be filed with the Securities and Exchange Commission.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Human Resources Committee of Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan

Date: June 25, 2003

By: 

William R. Foust
Chairman, Human Resources Committee and Vice President - Administration

EXHIBIT INDEX

Exhibit	Description
10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).
23	Consent of Deloitte & Touche LLP, Independent Auditors.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.
99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*.
99.3	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*.

* These Section 906 certifications are not being incorporated by reference into the Form 11-K filing or otherwise deemed to be filed with the Securities and Exchange Commission.

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-99812, No. 33-99814, No. 33-99816, No. 33-99848, No. 333-74634, No. 333-105986 and No. 333-105998 of Schweitzer-Mauduit International, Inc. on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Atlanta, Georgia
June 25, 2003

EXHIBIT 99.1

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2002 and 2001, Supplemental Schedule for the Year Ended December 31, 2002, and Independent Auditors' Report.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Other schedules required under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
191 Peachtree Street, NE
Suite 1500
Atlanta, Georgia 30303-1924

www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Schweitzer-Mauduit International, Inc.
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 13, 2003

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 and 2001

	2002	2001
Assets		
Investments at fair value:		
Short-term cash investments	$ 865,510	$ 825,935
Schweitzer-Mauduit International, Inc. common stock	13,189,453	12,134,089
Kimberly-Clark Corporation common stock	3,301,823	4,928,118
Trust commingled funds	1,624,570	660,004
Shares of registered investment companies	13,905,753	14,994,144
Total investments at fair value	32,887,109	33,542,290
Receivables:		
Accrued investment income	21,992	24,798
Participants' contributions	107,744	118,923
Employer's contributions	36,241	44,469
Total receivables	165,977	188,190
Total Assets	33,053,086	33,730,480
Net Assets Available for Benefits	$ 33,053,086	$ 33,730,480

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

Investment income (loss):		
Net depreciation in fair value of investments	$ (2,863,998)	
Dividend income	413,432	
Interest income	18,316	
Total investment income (loss)		$ (2,432,250)
Contributions:		
Participants' contributions	3,002,012	
Employer's matching contributions	928,078	
Other employer's contributions	410,200	
Rollovers from other plans	157	
Total contributions		4,340,447
Transfers from previously allocated insurance contracts		346,640
Total additions		2,254,837
Premiums paid	(214,896)	
Distributions to participants	(2,717,335)	
Total deductions		(2,932,231)
Net decrease in net assets		(677,394)
Net Assets Available for Benefits - Beginning of Year		33,730,480
- End of Year		$ 33,053,086

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2002 AND 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition – Investments in short-term cash investments, common stock, trust commingled funds, and registered investment companies were held by Wells Fargo Bank Minnesota (the "Trustee") for the years ended December 31, 2002 and December 31, 2001. All investments are stated at fair value. The fair values of Schweitzer-Mauduit International, Inc. (the "Company") common stock and Kimberly-Clark Corporation common stock held by the Plan are determined as the last selling prices on the last business day of the period, as published in an independent source. The fair values of investments in commingled funds and shares of registered investment companies are determined by the Plan's proportionate shares of the fair values of the underlying investments. The fair values of such underlying investments are determined as follows: last selling price on the last business day of the period, as published in an independent source, for securities traded on major U.S. and Canadian exchanges, latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the period, institutional traders' round lot evaluations as of the last business day of the period for marketable securities of the U.S. government and its agencies, or an estimate by the Trustee if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Funds under the Plan's investment contract with the Northwestern Mutual Life Insurance Company ("Northwestern") have been allocated and applied to purchase annuities (that is, Wells Fargo is obligated to pay the related benefits) and are excluded from the Plan's assets.

Expenses - Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from Plan assets. Other fees and expenses are paid by the Company.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2. PLAN DESCRIPTION AND FUNDING POLICY

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution plan. Hourly U.S. employees of the Company, represented by collective bargaining agreements, and salaried U.S. employees of the Company are eligible to participate in the Plan following one month of continuous service. The Board of Directors of the Company or its delegatee may change the eligibility and other provisions of the Plan from time to time.

Contributions and Vesting - An eligible hourly or salaried employee may elect to participate in the Plan and have the Company make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the employer before federal income taxes are withheld) on the participant's behalf. Such contributions may be any whole percentage of 1% to 15% of the participant's base hourly wages or salary rate. A participant may also make unrestricted after-tax contributions in whole percentages of 1% to 10% of his base hourly wages or base salary rate or in a lump sum amount once per Plan year provided that total unrestricted after-tax contributions (including lump sum contributions) do not exceed 10% of the participant's base hourly wages or base salary for such Plan year and the total of 401(k) and unrestricted after-tax contributions for any employee do not exceed 20% of the participant's base hourly wages or base salary for any employee. Participants are immediately vested in their contributions plus actual earnings thereon. In addition, effective January 1, 2002 participants who are at least age 50 as of the end of the plan year may make "Catch up contributions" in accordance with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Employer matching contributions, which are invested entirely in the Schweitzer-Mauduit International, Inc. ("SMI") Stock Fund, are made at 50% of qualifying participant contributions, which are up to 6% of the participant's annual base hourly wage or base salary. As of January 1, 2002, a participant is cliff-vested in employer matching contributions after completion of three years of service, which includes service with Kimberly-Clark Corporation ("KC") for employees who transferred to the Company as of the date of the Company's spin-off from KC on December 1, 1995. Prior to 2002, the vesting requirement was five years of service.

In 1998, the Company terminated the Pension Trust of Schweitzer-Mauduit International, Inc. ("Schweitzer Trust") and amended the Plan such that participants could transfer their existing annuity contracts maintained under the Schweitzer Trust to the Plan. The Plan purchases annuities from Northwestern Mutual Life Insurance Company. An employee may elect this option, known as Northwestern Insurance Policy Account ("NIPA"), if the employee was eligible to participate in the Pension Trust of Schweitzer-Mauduit International, Inc. on April 7, 1998. The first contracts were transferred in 1999. In January of each year, the Company makes contributions equal to 5% of the participant's estimated annual earnings for the first annuity contract, and the amount of the net premiums thereafter. Estimated annual earnings represent the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in the cash surrender value of any policies or contracts. Participants in the Schweitzer Trust also have the option to transfer the value of their existing annuity contracts maintained under the Schweitzer Trust to the Schweitzer Trust Fund Account ("STFA"). Under the STFA option, the Company will make contributions in an amount equal to 2% of the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in their STFA account value. Once per year, participants can elect out of the NIPA and into the STFA. A participant may not re-elect the NIPA at a future date.

Investments of the Plan are participant directed, with the exception of employer matching contributions. After three months of participation in the Plan, employees are eligible to transfer accumulated employer matching contributions once every three months. Employer matching contributions were $949,123 and $953,521 for the years ended December 31, 2002 and December 31, 2001, respectively.

There are limitations on 401(k), unrestricted after-tax and employer-matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Internal Revenue Code (the "Code"). A participant affected by such limitations may have a portion of his or her contributions returned.

Investment Options - Contributions by and on behalf of a participant are invested in one or more of the following separate funds as determined by the participant. The following descriptions of the funds were obtained directly from the fund's prospectus:

Funds	Description
Wells Fargo Minnesota Funds:	
Stable Return Fund	The fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Strategic Income Fund	The fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Strategic Growth	The fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Fund	The fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
Janus Overseas Fund	The fund invests in stocks of companies based outside the United States.
Northwestern Mutual Life Insurance Fund	The fund invests in annuity contracts of Northwestern Mutual Life Insurance Company.
SMI Stock Fund	The fund invests in common stock of the Company. (Employer matching contributions are automatically invested in this fund.)
Kimberly-Clark Stock Fund	The fund holds investments in common stock of Kimberly-Clark Corporation. (This fund is only available for rollover contributions by participants who transferred to the Company in conjunction with the spin-off of the Company from Kimberly-Clark Corporation. Participants may reallocate all or a portion of their respective balances from this fund to another fund, however, no reallocation of balances from other funds to this fund are allowed.)

Each of the above funds invests in money market funds on a short-term basis around or between trade and/or settlement dates and to maintain a minimum level of liquidity.

Participant Accounts - Contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. A separate account is maintained on behalf of each participant for each fund. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals - Any participant may withdraw, during employment, the value of the participant's unrestricted after-tax and rollover accounts and, if vested, the value of employer matching and STFA contributions which have been in the Plan for at least two years. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, in the case of hardship or after attaining age 59-1/2. The participant will be required to suspend subsequent contributions to the Plan for 12 months following any withdrawal from the participant's 401(k) account.

Payment of Benefits and Forfeitures - Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, because of total and permanent disability or death, or because of a certain group's termination, the value of the participant's accounts, including the value of all employer matching contributions, is distributable. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions. The amount of forfeitures in 2002 and 2001 were $21,045 and $23,848, respectively. Distributions may, at the option of the participant and subject to applicable law, be in a lump sum as either cash, shares of the Company's common stock, or Kimberly-Clark Corporation stock (to the extent such participant's rollover account holds any Kimberly-Clark Corporation stock).

Other - A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Company the number of shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts as of the record date for the meeting. In addition, the participant has the right to determine whether shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts should be tendered in response to offers therefor.

3. PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2002, the Plan held 538,345 shares of the Company's common stock, and 52,240 shares were acquired and 24,804 shares were disposed of during the year ended December 31, 2002. At December 31, 2001, the Plan held 510,909 shares of the Company's common stock, and 75,328 shares were acquired and 280 shares were disposed of during the year ended December 31, 2001.

Investments in commingled funds, including short-term cash investments in money market funds, which are managed by the Trustee, aggregated $1,624,570 and $660,004 at December 31, 2002 and 2001, respectively.

The above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE PLAN

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested in their accounts. Management of the Company has indicated it has no current intentions to terminate the Plan.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

6. INVESTMENTS

During 2002 and 2001, the Plan's investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year), as follows:

	Year Ended December 31, 2002	2001
SMI Stock Fund	$ 370,125	$ 2,168,810
Kimberly-Clark Stock Fund	56,991	36,616
Wells Fargo Stable Return Fund	(811,158)	(917,452)
Wells Fargo Index Fund	(843,801)	(521,776)
Franklin Balance Sheet Fund	(220,203)	341,315
Janus Overseas Fund	(295,721)	(415,124)
Wells Fargo Strategic Income Fund	(5,499)	7,458
Wells Fargo Moderate Balanced Fund	(62,889)	7,044
Wells Fargo Strategic Growth Fund	(160,174)	(60,378)
Wells Fargo Growth Balanced Fund	(891,669)	(141,804)
Net appreciation (depreciation) in the fair value of investments	$ (2,863,998)	$ 504,709

Investments representing 5% or more of total plan assets as of December 31, 2002 and 2001 are as follows:

	2002	2001
SMI Stock Fund	$ 13,189,453	$ 12,134,089
Kimberly-Clark Stock Fund	3,301,823	4,928,118
Wells Fargo Index Fund	3,082,091	3,664,991
Franklin Balance Sheet Fund	3,192,342	2,655,505
Wells Fargo Growth Balanced Fund	4,944,211	5,401,121

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
December 31, 2002

	Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares	Cost	Current Value
*	Wells Fargo Bank Minnesota, N.A.	Short-term Cash Investments	N/A	$865,510	$865,510
		Corporate Common Stock:			
*	Schweitzer-Mauduit International, Inc.	Schweitzer-Mauduit International, Inc. Common Stock	538,345	12,048,120	13,189,453
	Kimberly-Clark Corporation	Kimberly-Clark Common Stock	69,556	3,132,443	3,301,823
		Total Corporate Common Stock		15,180,563	16,491,276
		Trust Commingled Fund:			
*	Wells Fargo Bank Minnesota, N.A.	Stable Return Fund	47,604	(A)	1,624,570
		Shares of Registered Investment Companies:			
*	Wells Fargo Bank Minnesota, N.A.	Index Fund	87,460	(A)	3,082,091
*	Wells Fargo Bank Minnesota, N.A.	Franklin Balance Sheet Fund	86,070	(A)	3,192,343
*	Wells Fargo Bank Minnesota, N.A.	Janus Overseas Fund	68,980	(A)	1,054,702
*	Wells Fargo Bank Minnesota, N.A.	Strategic Income Fund	15,623	(A)	284,019
*	Wells Fargo Bank Minnesota, N.A.	Moderate Balanced Fund	31,573	(A)	612,523
*	Wells Fargo Bank Minnesota, N.A.	Strategic Growth Allocation Fund	70,553	(A)	735,864
*	Wells Fargo Bank Minnesota, N.A.	Growth Balanced Fund	210,661	(A)	4,944,211
		Total Shares of Registered Investment Companies			13,905,753
	Total Investments				$32,887,109

* Sponsor and/or issuer known to be a party-in-interest to the Plan.
(A) Cost information is not required to be presented for participant-directed investments.

EXHIBIT 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") for the years ended December 31, 2002 and 2001 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, I, William R. Foust, Chairman, Schweitzer-Mauduit International, Inc. Human Resources Committee and Vice President – Administration, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge following reasonable inquiry that the Report which accompanies this certification fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Report fairly presents, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended. The foregoing certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and no purchaser or seller of securities or any other person shall be entitled to rely upon the foregoing certification for any purpose. The undersigned expressly disclaims any obligation to update the foregoing certification except as required by law.

By: 

William R. Foust
Schweitzer-Mauduit International, Inc.
Chairman, Human Resources Committee
and Vice President – Administration

June 25, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Plan or by Schweitzer-Mauduit International, Inc. for purposes of Section 18 of the Securities Exchange Act, as amended.

EXHIBIT 99.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") for the years ended December 31, 2002 and 2001 (the "Report"), as filed with the Securities and Exchange Commission on the date hereof, I, Wayne L. Grunewald, Schweitzer-Mauduit International, Inc. Controller, hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge following reasonable inquiry that the Report which accompanies this certification fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Report fairly presents, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended. The foregoing certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and no purchaser or seller of securities or any other person shall be entitled to rely upon the foregoing certification for any purpose. The undersigned expressly disclaims any obligation to update the foregoing certification except as required by law.

By: 

Wayne L. Grunewald
Schweitzer-Mauduit International, Inc.
Controller

June 25, 2003

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Plan or by Schweitzer-Mauduit International, Inc. for purposes of Section 18 of the Securities Exchange Act, as amended.